FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                     PURSUANT TO RULES 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of October, 2002
                                          -------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F       x                      Form 40-F
                      ------                                   ------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

        Yes                                    No                x
                      ------                                   ------

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

For Immediate Release

                 Royal Caribbean Cruises Ltd. (Royal Caribbean)

              ROYAL CARIBBEAN ACKNOWLEDGES P&O DECISION ON MERGER

Miami - October 25th, 2002 -- Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today noted the decision announced earlier by the Board of P&O Princess Cruises, withdrawing its recommendation of the merger agreed between the two companies in November 2001.

Richard Fain, chairman and chief executive of Royal Caribbean, said: "Clearly, we regret that the Board of P & O Princess is taking this action. We remain today as convinced as ever that the pairing of our two companies would be a great partnership and a great business. Ultimately, it is the shareholders of P & O Princess who must decide what is best for their company."

As stipulated under the terms of the merger, the implementation agreement of November 2001 has now been terminated and P & O Princess has accordingly paid Royal Caribbean the agreed break fee of $62.5 million. Both companies have also executed mutual releases and the joint venture between them, also agreed upon last November, will be terminated on January 1st 2003, provided that there has been no change of control of either company prior to that date.


ENQUIRIES


The Maitland Consultancy Limited
+44 (0) 20 7379 5151
Amy Holmes
+44 (0)7774 250811
Duncan Campbell-Smith

Goldman Sachs International
+44 (0) 20 7774 1000
Richard Campbell-Breeden
Basil Geoghegan

Royal Caribbean
+1 305 539 6570
Lynn Martenstein
+1 305 539 6153
Erin Williams

www.gs.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ----------------------------
                                        (Registrant)



Date:  October 25, 2002                 By: /s/ BONNIE S. BIUMI
                                            ------------------------
                                        Bonnie S. Biumi
                                        Acting Chief Financial Officer